UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
Tapioca Corp
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87603L101
(CUSIP Number)
Zhao Zhenqi Jiang Zhixian Room 301, Unit 1, Building 10, 2 Hai Qing Road, Lao Shan Qu, Qing Dao City, Shan Dong Province, 266000, China. +86 13906393263
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 2, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87603L101	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhao Zhenqi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,750,000*
	8.	SHARED VOTING POWER 0*
	9.	SOLE DISPOSITIVE POWER 1,750,000*
	10.	SHARED DISPOSITIVE POWER 0*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.1%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

* In addition to the 1,750,000 shares of Issuer’s common stock directly held by Zhao Zhenqi, Mr. Zhao may be deemed to have beneficial ownership of, and shared voting and dispositive power with respect to, the 1,750,000 shares of Issuer’s common stock directly held by his spouse, Jiang Zhixian.  Mr. Zhao has sole voting and dispositive power with respect to his shares of common stock except to the extent authority is shared by spouses under applicable law.
**The outstanding share is 5,460,000 shares as of February 24, 2016.

CUSIP No. 87603L101	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jiang Zhixian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,750,000*
	8.	SHARED VOTING POWER 0*
	9.	SOLE DISPOSITIVE POWER 1,750,000*
	10.	SHARED DISPOSITIVE POWER 0*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.1%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

* In addition to the 1,750,000 shares of Issuer’s common stock directly held by Jiang Zhixian, Ms. Jiang may be deemed to have beneficial ownership of, and shared voting and dispositive power with respect to, the 1,750,000 shares of Issuer’s common stock directly held by her spouse, Zhao Zhenqi.  Ms. Jiang has sole voting and dispositive power with respect to her shares of common stock except to the extent authority is shared by spouses under applicable law.
**The outstanding share is 5,460,000 shares as of February 24, 2016.

CUSIP No. 87603L101	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock of Tapioca Corp. (the “Issuer”), with its principal executive offices located at Vasile Lupu nr. 83, bl. D1, sc. B, Suite 37 Lasi, Romania.
Item 2.  Identity and Background.
(a) This statement is being filed jointly by Mr. Zhao Zhenqi (“Zhao”) and Ms. Jiang Zhixian (“Jiang” and, together with Zhao, the “Reporting Persons”).  Zhao and Jiang are spouses.
(b) Each of the Reporting Person’s business address is C/O Qing Dao He Lin Engineering Limited, at Room 301, Unit 1, Building 10, 2 Hai Qing Road, Lao Shan Qu, Qing Dao City, Shan Dong Province, 266000, China.
(c) Zhao is a general manager of Qing Dao He Lin Engineering Limited (“QDHL Engineering”), located at Room 301, Unit 1, Building 10, 2 Hai Qing Road, Lao Shan Qu, Qing Dao City, Shan Dong Province, 266000, China. Jiang is a director of QDHL Engineering.  The principal business of QDHL Engineering is to provide environment greening services.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
 (f) Both Reporting Persons are Chinese citizens.
Item 3.  Source or Amount of Funds or Other Consideration.

On March 2, 2016, each Reporting Person acquired 1,750,000 shares of Issuer’s common stock for consideration of $91,200, or 3,500,000 shares of Issuer’s common stock (the “Shares”) for $182,400 on an aggregate basis.  The source of funds for the purchase of the Shares was derived from the personal funds of the Reporting Persons.  All securities acquired are restricted securities as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act.

This Schedule 13D relates to Reporting Persons’ acquisitions since the inception of the Issuer.

Item 4.  Purpose of Transaction.
The Reporting Person originally purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
The Reporting Persons plan to cause an operating company in the Peer-to-Peer (P2P) lending industry to become a wholly-owned subsidiary of the Issuer.
The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

CUSIP No. 87603L101	13D	Page 5 of 6 Pages

Except as set forth in the foregoing statement, the Reporting Person does not have any plans or intentions which the reporting person may have which relate to or which result in:

(a)	The acquisition of additional securities of the Issuer or the disposition of securities of the issuer.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer.

(c)	A sale or transfer of a material amount of assets of the Issuer.

(d)
Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation systems of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(j)	Any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
(a) Each Reporting Person may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 3,500,000 shares of Common Stock (calculated as the sum of (i) 1,750,000 shares directly held by such Reporting Person and (ii) 1,750,000 shares directly held by such Reporting Person’s spouse), or representing approximately 64.1% of the Issuer’s common stock issued and outstanding.
(b) Each Reporting Person has sole voting and dispositive power with respect to the 1,750,000 shares of Issuer’s common stock directly owned by such Reporting Person and shared voting and dispositive power with respect to the 1,750,000 shares of Issuer’s common stock directly owned by such Reporting Person’s spouse.
(c) The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.
(d) Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Issuer’s common stock.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to Be Filed as Exhibits.
99.1            Joint Filing Agreement, dated March 2, 2016, by and among the Reporting Persons.

CUSIP No. 87603L101	13D	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Zhao Zhenqi Zhao Zhenqi
/s/ Jiang Zhixian Jiang Zhixian
March 2, 2016 Date